UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit Description

1.01    Press release dated May 9, 2007
        CDC Games Launches Open Beta Test for Special Force

1.02    Press release dated May 15, 2007
        CDC Software Acquires Email Marketing Solution

1.03    Press release dated May 17, 2007
        CDC Software’s User Conferences Yield Insights into Industry-
        Specific Trends and Best-Practices

1.04    Press release dated May 18, 2007
        CDC Corporation Provides Update on Financial Reporting

1.05    Press release dated May 18, 2007
        CDC Corporation Shifts Senior Management to Further Support
        Rapid Growth in Key Business Units

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: May 21, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated May 9, 2007 -- CDC Games Launches Open Beta Test for Special Force
1.02	Press release dated May 15, 2007 -- CDC Software Acquires Email Marketing Solution
1.03	Press release dated May 17, 2007 -- CDC Software’s User Conferences Yield Insights into Industry-Specific Trends and Best-Practices
1.04	Press release dated May 18, 2007 -- CDC Corporation Provides Update on Financial Reporting
1.05	Press release dated May 18, 2007 -- CDC Corporation Shifts Senior Management to Further Support Rapid Growth in Key Business Units